UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)

                     of the Securities Exchange Act of 1934

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Nevada                                         88-0284209
 ---------------------------                       ------------------
(State of other jurisdiction                        (I.R.S. Employer
of incorporation or                                Identification No.)
organization)


 1380 Greg Street, Suite 220, Sparks, Nevada               89431
 -------------------------------------------               -----
(Address of principal executive offices)                (Zip Code)


Issuer's Telephone number:   (775) 331-6555
                             --------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share

                    ----------------------------------------
                                (Title of Class)

PART I

--------------------------------------------------------------------------------
ITEM 1.           DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

(a)      Business Development

         Eagle Environmental Technologies, Ltd. (the "Company" or the "Registrant" ) was originally incorporated in the State of Utah on February 28, 1978 under the name of Boshir Uranium and Development Company. The Company was originally incorporated to engage mainly in the acquisition, development, mining, milling, leasing and sale of mining properties. The Company was originally authorized to issue 50,000 shares of common stock with a par value of $1.00 per share.

         On December 17, 1984, the stockholders approved an amendment to the Articles of Incorporation which changed the authorized capitalization to 50,000,000 shares with a par value of $0.001 per share. On February 21, 1986, the Company's Articles of Incorporation were amended to change the name of the corporation to The College of Physicians and Surgeons and to increase the authorized shares to 100,000,000, par value $0.001 per share. On or about the 11th day of February 1988 by Amendment to the Articles of Incorporation the name of the corporation was changed to Cholla Precious Metals, Inc.

         On July 12, 1991, Cholla Precious Metals, Inc., was merged into Eagle Environmental Technologies, Inc., ("Eagle") a Nevada corporation, which was organized on June 15, 1990. Eagle was the surviving corporation. Eagle's capitalization consisted of 100,000,000 shares, par value $0.001 per share, divided into two classes: (1) Ten Million (10,000,000) shares of Convertible Preferred stock, with no voting rights; and Ninety Million (90,000,000) shares of voting capital stock. At that time, Eagle was in the business of acquiring, developing and testing high technological developments for the protection of the environment. Prior to the merger, Cholla Precious Metals, Inc. liquidated its assets and liabilities under Chapter 7 of the U.S. Bankruptcy laws.

         The stockholders of Eagle authorized the issuance to the stockholders of Cholla Precious Metals, Inc. one (1) share of the Company's authorized but unissued common stock for each three (3) shares of Cholla Precious Metals, Inc. common stock. Thereafter, 8,766,667 shares of the Company's stock was exchanged for all of the outstanding stock of Cholla Precious Metals, Inc.

         In November of 1997, the Company's shares of common stock underwent a 10 to 1 reserve split. Accordingly, the number of the Company's issued and outstanding shares was reduced to 1,776,462.

         The Company has one subsidiary, Lone Eagle Technology Site, Inc. ("LETSI"). LETSI is a Nevada corporation incorporated on December 1, 1995. The Company organized LETSI for the purpose of establishing a technology development center for research, development and commercialization of technologies to process hazardous waste. The Company owns all of the issued and outstanding shares of LETSI.

         On July 30, 1998, the Company issued 500,000 shares of its common stock as a down payment on the acquisition of a Texas company named Power Environmental, Inc. The Company also signed a promissory note for $500,000 in connection with this acquisition. The transaction was never consummated and the stock was canceled and returned to treasury in December of 1998.

         As of February 11, 2000,  13,706,147 shares of the Company's authorized
shares  of  common  stock  were  issued  and   outstanding  and  there  are  365
shareholders.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings, except that Cholla Precious Metals, Inc., which was merged into the Company on September 23, 1991, liquidated all assets and liabilities under Chapter 7 of the U.S. Bankruptcy law on December 5, 1990.

(b)      Business of the Issuer

(1)      Principal Services

         The Company is in the development stage. The Company is in the process of developing, testing and obtaining patents for the most cost effective technologies for treatment of toxins and wastes in the environment. The Company plans to license the developments and technologies to production companies, treatment plants or governments.

         To this end, the Company has entered into a joint venture agreement with a Hungarian firm named Palota Environmental Protection, Ltd. Through this joint venture, the Company has acquired the right to sell waste elimination units which use plasma technology. The units are manufactured in Hungary.

         The plasma technology involves the incineration of hazardous wastes. This technology uses plasma, a partially ionized gas at atmospheric pressure, which operates at temperatures ranging from 7,200 to 36,000 degrees F. These temperatures are higher than those in conventional combustion flames.

         The high temperatures generated in this process reduce the presences of undesirable toxic organic compounds. While toxic elements such as arsenic, lead, mercury and cadmium will not be destroyed by this process, they often can be concentrated for economic recovery. Metals, slags, glasses or ashes produced by this system do not pose great problems because they have been subjected to high temperatures for long periods of time. Accordingly, volaties have been removed, organics decomposed and heavy metals may be rendered non-leachable through careful control of slag chemistry. The Company believes that is process is a significant advance in incinerating technology.

         The Company intends to develop and market this process in the United States.

(2)      Distribution Methods

         Items are distributed by a franchise plan developed by the Company. That is, the Company will license the technology to hazardous waste disposal firms in the Untied States. To date, only one franchise has been sold.

         Management believes that, in the foreseeable future, cash generated from operations will be inadequate to support full marketing roll out and ongoing product development, and that the Company will thus be forced to rely on additional equity financing. Management is confident that it can identify sources and obtain adequate amounts of such financing.

(3)      Status of Publicly Announced New Products or Services

         On October 5, 1999, the Company announced a relationship with Bruce Klein, partner in the brokerage of Rutledge Securities Group LLC, New York City, New York, members of the New York Stock Exchange in an effort to list the Company on new stock exchanges such as Montreal, Boston and Chicago upon finalization of its registration with the SEC.

         On September 3, 1999, the Company acquired Zawtech International, Inc. of Atlanta, Georgia for cash and stock. Zawtech has exclusive national licenses for the patented Cryogenic and Laser ZAWCAD (Zero Added Waste Cutting Abrading and Drilling) technologies from the U.S. Government Department of Energy, technology transfer program. Lockheed Martin Corporation, a participant in the technology development program and licensor of the ZAWCAD technology, is also a customer and overseas distributor for Zawtech. Cryogenic ZAWCAD's high velocity jets of liquefied low temperature nitrogen are precisely delivered for cutting and drilling operations, for surface coatings removal, and for hazardous and nuclear waste decontamination. A controversy between the Company and Zawtech has arisen regarding representations made by Zawtech in connection with the transaction. At this point, the Company is investigating the accuracy of the representations made by Zawtech.

(4)      Competition

         The Company faces well-established and well-funded competition. The Company intends to compete against these established entities on the basis of technology differentiation. Management believes that the Company's technology is incomparable as to its nature and the ability to detoxify liquid wastes at the sites. Management believes the Company's underlying technology allows it to compete aggressively through convenience of on-site detoxification, lower costs to plants for this treatment process and reduction of air pollution from the elimination of transporting of liquid wastes.

         In addition to established competition, the Company also faces uncertainty regarding acceptance of, and demand for, its method of detoxification. The Company's method represents a new development in an established industry.

         The Company's principal competition consists of entities with burner units or burial sites. The Company intends to compete against these well-established entities on the basis of technology differentiation, savings to clients and convenience of use of the detoxifying equipment.

(5)      Dependence on Major Customers

         The waste business is not dependent on any one customer or industry. Large volume generators of waste may contribute up to 30% of the waste stream, but it would be divided among seven or eight companies. Equipment buyers would be medium to large companies with specific problems and would normally constitute a single sale of equipment to a single remediation or processing site.

(6)      Patents, Trademarks, Licenses, Copyrights, etc.

         The Company owns the rights to a "Chemstasis" process for disposing of toxic materials and solid waste products. The Company is in the process of completing the development of these intellectual properties through research, development and patenting of the processes. The Company would then license the processes to major toxic cleaning corporations, countries and franchisers. The Company does not plan to operate the plants directly.

         Conventional methods of waste treatment are based on extraction of toxins and their disposal through destruction or storage. Chemstasis converts the toxins to less toxic or non-toxic compounds. The cost savings achieved by the Chemstasis process, as well as the energy savings, are significant over the requirements for conventional processes. The Chemstasis process removes various contaminants from dilute water based solutions. The process also removes particulates, reduces emulsions, can enhance emulsifications, reduce organic halogens, room temperature catalysis and modify pesticides in water.

         By-products of the Chemstasis process will be non-toxic liquid waste as well as a non-toxic stream with yield results that come under the UPA Guidelines for discharge. The waste treatment industry has not been able to provide on all service for on-site treatment of liquid wastes except for pick up and transportation. The Chemstasis process can be performed on-site through a mobile plant.

         The Company also the right to market the plasma technology developed in Hungary mentioned above.

         The Company's long-term success is predicated on the strength of obtaining the necessary patents to protect its intellectual property. The Company relies on trade secrets and unpatented proprietary technology in its detoxification services.

(7) Governmental Approval, Effect of Governmental Regulations and Costs and Effects of Compliance with Environmental Laws

         The hazardous waste disposal industry faces governmental regulation at both the federal and state levels. The Company intends to limit the impact of such regulation on its operations by becoming a developer and marketer of waste disposal technology. At this point in time, there is no need for governmental approval of the Company's hazardous waste processing equipment and manufacturing of processing equipment developed at the Company's facility. Federal government regulations are an asset to the business of the Company as it forces customers to evaluate and purchase the new technology offered by the Company to meet government standards.

(8)      Research and Development in the Last Two Years

         During the last two years, the Company has spent approximately $800,000 on development of its Plasma process and the feasibility of developing a technology development center at a hazardous waste facility. These costs have been borne by the Company.

(9)      Employees

         As of August 31, 1999, the Company had five (5) full time and two (2) part time employees. The four (4) officers and directors of the Company also perform services on behalf of the Company, but do so on a non-exclusive basis. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

(c)      Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC- 0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

--------------------------------------------------------------------------------
ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------


Plan of Operation

         During 2000, the Company plans to focus on efforts to secure the newest technologies available, to secure the best expertise and team available, to develop the most cost effective technologies for the treatment of toxins and wastes in the environment, and to complete the development of its intellectual properties. Unless a client base is established, the Company will be forced to rely on investment financing to meet its short and long term cash requirements.

         Management believes that demand for its services will be high in the disposal of toxic wastes. The USA leads the world in production of consumable goods and the utilization and disposal of their remains. The ever growing stringency of anti-pollution regulations and their enforcement by the regulators has put the manufacturing industry in a very precarious position. Manufacturing plants are avoiding discharge of their wastes by transporting them to centralized treatment facilities. There is increased awareness of the hazards from polluted water, both on wildlife and humans, and greater emphasis is being placed on finding cost effective methods to clean up our water systems. The Company offers manufacturing plants and others an on-site process for disposal of toxic wastes at a lower cost.

         Unless revenues increase, the Company will not be able to meet its short-term or long-term cash requirements. Current revenues and financing likely will be adequate through December 31, 2000. The Company will have to raise additional funds after that point. Though management has successfully obtained such financing in the past, there is no assurance that investment financing will be available in the future. And if it is, additional investment financing will result in a dilution of current shareholder equity.

         The Company will continue to improve its intellectual properties through its research and development efforts. The Company plans to protect its developments through appropriate patent applications. If the Company receives the appropriate patent and copyright approvals, which is not certain, the Company expects to be able to capitalize on the anticipated trend in the industry for technologies the Company employs. Additional development efforts and expansion into new markets depend on the Company's ability to develop revenue streams.

         The Company expects to obtain capital funds either from the issuance of common stock or debt. It is expected that external sources will be available to provide these funds, but there can be no guarantees of such funding.

--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------


(a) Principal Plants and Property and Description of Real Estate and Operating Data.

         The Company's principal address is located at 1380 Greg Street, Suite 220, Sparks, Nevada 89431, telephone number (775) 331-6555. This is the address of the Company's resident agent in the State of Nevada, Nevada Agency and Trust Company. Nevada Agency and Trust Company allows its corporate clients, such as the Company to use its offices on a as needed basis. The Company also rents office space in Angels Camp, California from JAB Enterprises for $960 per month. The Company believes that such facilities are adequate for its present needs.

         The Company does not own any real estate, nor is the Company engaged in the business of investing in real estate or real estate mortgages.

(b)      Investment Policies

         The Company's plan of operations is focused on the sale of hazardous waste processing equipment and manufacturing of processing equipment developed at the Company's facility described in Item (1) of this part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         (1)     Investments in real estate or interests in real estate;

         (2)     Investments in real estate mortgages; or

         (3) Securities of or interests in persons primarily engaged in real estate activities.

--------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT
--------------------------------------------------------------------------------

(a)      5% Shareholders:

         The following information sets forth certain information as of June 11, 1999 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:


                           (2)

(1)               Name and Address                                   (3)                       (4)
Title             of Beneficial                               Amount and Nature of           Percent of
of Class          Owner                                       Beneficial Ownership             Class
--------          ---------------                             --------------------             -----


Common            Brian D. Wilmot and
                  Judith A. Wilmot                                5,044,828 1                  35.74%
                  50 West Liberty St., Suite 880
                  Reno, Nevada 89501

                  Cede & Co.                                      2,544,480                    18.03%
                  Bowling Green Station
                  P.O. Box 20
                  New York, N.Y. 10004

                  The Wall Street Trading Group                     708,334                    05.02%
                  465 California St., #433
                  San Francisco, CA   94104

                  Gerald A. Wilmot                                1,252,500                    08.73%
                  P.O. Box 999
                  Angels Camp, California 95222

           (b)    Security Ownership of Management:

                           (2)

(1)               Name and Address                                   (3)                       (4)
Title             of Beneficial                               Amount and Nature of           Percent of
of Class          Owner                                       Beneficial Ownership             Class
--------          ---------------                             --------------------             -----


Common            Brian D. Wilmot                                 5,044,828 2                  35.74%
                  Judith A. Wilmot
                  P.O. Box 999
                  Angels Camp, CA 95222

                  Gerald A. Wilmot                                1,252,500                    08.73%
                  P.O. Box 999

                  Angels Camp, CA 95222

                  All Directors and                               5,104,992                    44.47%
                  Officers as a Group


--------
          1 Of this amount, 4,140,555 shares are registered in the name of Buzzard Bait Transfer Co., 779,167 shares are registered in the name of Buzzard Bait Transfer Co. Trustee JAB Enterprise Pension Pro. Plan and 21,573 shares are registered in the name of JAB Enterprises Inc. Brian Wilmot is an officer and director of Buzzard Bait Transfer Co. and JAB Enterprises Inc.

         2 Of this amount, 4,140,555 shares are registered in the name of Buzzard Bait Transfer Co., 779,167 shares are registered in the name of Buzzard Bait Transfer Co. Trustee JAB Enterprise Pension Pro. Plan and 21,573 shares are registered in the name of JAB Enterprises Inc. Brian Wilmot is an officer and director of Buzzard Bait Transfer Co. and JAB Enterprises Inc.

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------


(a)  Directors and Executive Officers

         As of August 31, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


                                                                                Period Served As

Name                                  Age               Position                     Director*
----                                  ---               --------                    ---------

Brian D. Wilmot                       55            President, Chief             June 1990 to present
                                                    Executive Officer
                                                    and Director

Judith A. Wilmot                      57            Secretary,                   June 1990 to present
                                                    Treasurer and
                                                    Director

Gerald A. Wilmot                      58            Vice President               June 1990 to present
                                                    and Director

Richard LaMantain                     49            Vice President               June 17, 1998 to present
                                                    and Director

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

         Brian D. Wilmot, age 55, is the President, Chief Executive Officer and a Director of Eagle Environmental Technologies, Inc. Mr. Wilmot is a graduate of Fresno Junior College, Fresno, California receiving an AA Degree in Liberal Arts in 1964 and a graduate of the University of Minnesota, Minneapolis, Minnesota receiving a BA degree in History in 1966. From June 1966 to January 1967, he was a sales representative for Texaco, Inc. in Minneapolis, Minnesota. From January of 1967 to January of 1969 he was in the U.S. Army. From 1969 to 1973 he was a sales supervisor for Texaco, Inc. In 1969 he ranked second in the nation on sales performance. From 1973 to 1974 he opened an art gallery and antique shop in the Mother Lode area of California. From 1974 to 1979 he was the owner and manger of an office supply business in Angels Camp, California servicing also Lodi and Stockton, California. This business was sold in 1979. There were two supplementary businesses, Call-Us Leasing Co.,d an equipment lessor, and Scenario Creation, a high quality art gallery and craft supply store. From 1979 to 1981 he operated JAB Enterprises, Inc., a company engaged in real estate investments and property developments; continued the art gallery; and organized local businessmen to form a full-service bank, for which he acted as the Chairman of the Board. From 1981 to 1987 sold real estate in the Angels Camp area; did management consulting with small local businesses concerning financing and management problems in the Angels Camp area. From 1987 to 1994, formed and operated Jaguar Realty, Inc., a commercial and business opportunity sales specialist company; developed alternative financing programs for purchasing businesses, including the leveraged buy-outs and financing plans. From 1990 to 1994 was a real estate broker with two offices. From June of 1990 to present has been the President and Director of Eagle Environmental Technologies, Ltd.

         Judith A. Wilmot, age 57, is the Secretary, Treasurer and a Director of Eagle Environmental Technologies, Inc. She attended St. Cloud State College at St. Cloud, Minnesota in 1960-1961. Attended Minneapolis School of Art, Minneapolis, Minnesota in 1962. Graduates with a BS degree in Art Education from the University of Minnesota, Minneapolis, Minnesota in 1969. From January of 1970 to January of 1972 was a substitute teacher for several schools in the Minneapolis area. Along with her husband, Brian D. Wilmot, she operated an art gallery and antique shop in the Mother Lode area of California. From 1974 to 1979, owned and operated an office supply business in Angels Camp, California managing the inside sales, bookkeeping and printing/art department. From 1979 to 1984 operated Scenario Creations, an art gallery in Angels Camp, California. From 1984 to the present, in the free lance art sales business. During this time she also was an illustrator for zoos and animal groups. From June 1990 to the present, she has been an officer and a Director of Eagle Environmental Technologies, Ltd.

         Gerald A. Wilmot, age 58, is the Vice President and a Director of Eagle Environmental Technologies, Ltd. Mr. Wilmot graduated with a BA degree in Psychology and a minor in Business Administration from Fresno State College at Fresno, California in 1966. From 1968 to 1974 a Senior Underwriter for Employers Insurance of Wausau in the Los Angeles, California area. From 1974 to 1985, was an underwriting manager, a branch manager and a Director of Special Risk Underwriting for Western Employers Insurance in the Los Angeles, California area. From 1985 through 1989 was the President, Insurance Broker and consultant for Capital Alternatives, a company he formed, to offer management assistance involving Workman's Compensation Insurance, liability and market conditions of the insurance industry and was a licensed Insurance Broker in the State of California. From 1989 to June of 1994, was the Senior Underwriter with AIG Insurance Company in Los Angeles, California reviewing and approving major policies involving the reinsurance market and workers compensation policies.

         Richard LaMantain, age 49, is a Vice President and Director of Eagle Environmental Technologies, Ltd. Mr. LaMantain acts as the national marketing EPA liaison, coordinating the marketing of the franchises within the various regions and coordinating with the international markets on training and testing of the various technologies. He is experienced in sales and market development. Mr. LaMantain has operated his own health club business. He serves as the liaison between the Company and Canadian marketing partners. He has been an officer and director of the Company since June of 1998.

 (c)     Directors of Other Reporting Companies:

         None of the directors are directors of other reporting companies.

(d)      Employees:

                  As of December 31, 1999, the Company had five (5) full time and two (2) part time employees. The four (4) officers and directors who are identified above are significant employees of the Company.

(e)      Family Relationships:

         Brian D. Wilmot and Judith A. Wilmot are husband and wife. Gerald A. Wilmot is the brother of Brian D. Wilmot. There are no other relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers and directors of the Company have been involved in the past five (5) years in any of the following:

   (1)      Bankruptcy proceedings;

   (2)      Subject to criminal proceedings or convicted of a criminal act;

   (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

   (4) Subject to any order for violation of federal or state securities laws or commodities laws.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The following table sets forth information about compensation paid or accrued by the Company officers and directors during the years ended December 31, 1998, 1997 and 1996:


                                                          Summary Compensation Table

                                                                                Long Term Compensation

                                                                                ----------------------

                             Annual Compensation                          Awards              Payouts
                             -------------------                          ------              -------
                                                                  (e)                (g)
                                                                 Other        (f)    Securities        (i)
 (a)                                                  Annual     Restricted  Under-       (h)        Other
Name and                              (c)       (d)   Compen-    Stock       Lying        LTIP       Compen-
Principal                   (b)     Salary     Bonus  sation     Awards      Options/     Payouts    sation
Position                    Year    $          ($)     ($)       ($)        SARs(#)        ($)         ($)
--------                    ----    -          ---     ---       ---        -------        ---         ---

Brian D. Wilmot

President                  1998    $ None     $ None  $ None      $ None      None          None       None
                           1997    $ None     $ None  $ None      $ None      None          None       None
                           1996    $ None     $ None  $ None      $ None      None          None       None

Judith A. Wilmot

Secretary                  1998    $ None     $ None  $ None      $ None      None          None       None
                           1997    $ None     $ None  $ None      $ None      None          None       None
                           1996    $ None     $ None  $ None      $ None      None          None       None

Gerald A. Wilmot

Treasurer                  1998    $ 3,750   $ None  $ None      $ None      None          None       None
                           1997    $ 9,800   $ None  $ None      $ None      None          None       None
                           1996    $ None    $ None  $ None      $ None      None          None       None

Richard LaMantain

Vice President             1998    $ None     $ None  $ None      $ None      None          None       None
                           1997    $ None     $ None  $ None      $ None      None          None       None
                           1996    $ None     $ None  $ None      $ None      None          None       None

--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's common stock, except as disclosed hereunder:

         On or about January 7, 1998, the Company issued 1,399,085 shares of its capital stock to Buzzard Bait Transfer Co. in exchange for debt. Such debt was valued at $279,817 and shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Brian and Judy Wilmot, the Company's president and secretary, respectively, own and control Buzzard Bait Transfer Co.

         On or about January 7, 1998, the Company issued 175,000 shares of its capital stock to JAB Enterprises in exchange for debt. Such debt was valued at $35,000 and shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Brian Wilmot, the Company's president, controls JAB Enterprises.

         In 1998 in the Company paid Buzzard Bait Transfer Co. a total of $13,100 in cash in exchange for management services rendered to the Company by Brian and Judy Wilmot, the Company's president and secretary, respectively. Brian and Judy Wilmot own and control Buzzard Bait Transfer Co.

         In 1999 in the Company paid Buzzard Bait Transfer Co. a total of $26,200 in cash in exchange for management services rendered to the Company by Brian and Judy Wilmot, the Company's president and secretary, respectively. Brian and Judy Wilmot own and control Buzzard Bait Transfer Co.

         On or about June 4, 1999, the Company issued 657,500 shares of its common stock to Gerald Wilmot in exchange for contract wages. Such contract wages were valued at $105,200 and shares were issued at the rate of $0.16 per share. Such shares were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 4, 1999, the Company issued 1,499,375 shares of its common stock to Buzzard Bait Transfer Co. in exchange for services. Such services were valued at $239,900, and the shares were issued at the rate of $0.16 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         As of December 22, 1999, the following is a list of outstanding options granted by the Company:


Name                             No. Shares               Price Per Share     Option Expires
----                             ----------               ---------------     --------------
Silver Tree                        100,000                    $0.30             12-31-03
Gerald Wilmot                       50,000                    $0.30              6-30-04
BBTC-BW                            400,000                    $0.30              7-31-00
BBTC-JW                            100,000                    $0.30              7-31-00
Richard Pennak                     100,000                    $0.18              9-04-04
Paul Emery                           1,000                    $0.30              9-30-00
Acquafore Inc.*                    100,000                    $0.30             12-31-03
Venture America                    437,591                    $0.38             11-03-02
Dennis Bingham                     100,000                    $0.18              9-30-02
Gary Palmer                        100,000                    $0.18              9-30-02
Douglas Stacey                     100,000                    $0.18              9-30-02
Alex Willems                       100,000                    $0.18              9-01-02
Jorg Willems                       100,000           Market less 20%             9-01-02
John Bowles                        100,000                    $0.25              1-31-00
Richard Nye                        100,000                    $0.25              1-31-00
John Bowles                        100,000                    $0.25              5-31-00
Bruce Dorfman                    1,000,000                    $0.18              9-01-00

*Assigned to Buzzard Bait Transfer Company in 1997.

         As of December 22, 1999, the following is a list of outstanding warrants granted by the Company:

Name                       No. Shares      Price Per Share    Warrant
----                       ----------      ---------------    -------
Jerry Stringer             70,000            $0.05            Prepaid


         As of December 22, 1999, the following is a list of outstanding convertible debentures granted by the Company:

Name                    No. Shares   Price Per Share      Terms
----                    ----------   ---------------      -----
Charles O'Malley         50,000        $0.10          Paid on Demand 8-31-01
Christopher Bohn         20,000        $0.10          Paid on Demand 8-31-01
Joel W. Rogde            10,000        $0.10          Paid on Demand 8-31-01
Becky Demarr             10,000        $0.10          Paid on Demand 8-31-01
T. Dunn               1,500,000        Various        **

**Part of Zawtech acquisition, a transaction which has not been completed and is pending clarification on values of property to be acquired.

--------------------------------------------------------------------------------
ITEM 8.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation, except as disclosed below:

         The Company is bringing suit against Dakota Partners, Bismarck, North Dakota. The case has not yet been filed. The Company is seeking the return of funds resulting from a liquidation of assets by a lienholder for a loan made to the Company's subsidiary, Lone Eagle Technology Site, Inc. The partners were overpaid by the liquidation and have not returned the overpaid sum of $25,000, plus over-charges of $50,000.

         The Company is investigating facts on a suit against Plasma Environmental Technologies Inc. Canada. PETI has granted the Company the exclusive marketing rights to its Plasma equipment by contract and its offering circulars, and then tried to disclaim the commitment. The Company would seek-reaffirmation of the agreements and cash to pay legal expenses of approximately $10,000.

         The Company has filed a suit against American Water Technologies Inc., Stockton, California and its president Paul Chapman for damages and the return of issued purchase money stock of 165,500 shares. AWT was a corporation which the Company planned to acquire. Purchase contracts were signed and the Company paid a cash deposit of $10,000, plus the stock, to purchase 100% of the outstanding shares of AWT. AWT failed to produce audited financial statements, failed to disclose numerous tax authority debts and misrepresented its business condition. AWT failed to deliver its shares to the Company. The Company terminated the agreement and made demand that its shares be returned.

--------------------------------------------------------------------------------
ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S
                  COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

Market Information:

         Prior to November of 1999, the Company's common stock was quoted for trading on the system of the National Association of Securities Dealers, Inc. ("NASDAQ"), known as the Bulletin Board under the symbol "EGVR". On November 15, 1999, the Company's stock no longer qualified for such quotation because the Compamy was not a "reporting company." When this Form 10-SB registration statement becomes effective 60 days after it is filed and after any comments that the staff of the Commission has with regard to this registration statement have been satisfied, management anticipates that one or more NASD-member market makers will apply for a resumption of quotation privileges on the OTC Bulletin Board. The Company will request a resumption of quotation privileges on the OTC bulletin board should no NASD-member market maker do so.

         Management of the Company believes that the common stock will be quoted in the Pink Sheets during the period when it is not eligible for quotation on the OTC Bulletin Board. The Pink Sheets is a weekly publication of the National Quotation Bureau, a private business concern that lists the names, telephone numbers and indications of interest of broker-dealers in buying or selling the securities listed in the publication. Because the prices quoted are only indications of interest printed weekly, the trading markets of Pink Sheet companies tend to be thin, sporadic and volatile.

         The following table sets forth the range of high and low bid prices for the Company's Common Stock for each quarterly period indicated as reported by the Trading and Market Services department of the NASDAQ Stock Market, Inc.:

                                  Common Stock

        -------------------------------------------------------------
        Quarter Ended               High Bid                  Low Bid
        -------------------------------------------------------------
        June 30, 2000               N/A                       N/A
        March 31, 2000              N/A                       N/A
        December 31, 1999           N/A                       N/A
        September 30, 1999          $0.24                     $0.1
        June 30, 1999               $0.4                      $0.1
        March 31, 1999              $0.8125                   $0.08
        December 31, 1998           $0.25                     $0.1
        September 30, 1998          $0.8125                   $0.1
        June 30, 1998               $1.21875                  $0.3125
        March 31, 1998              $1.5625                   $0.375
        December 31, 1997           $0.1                      $0.02
        September 30, 1997          $0.02                     $0.02
        June 30, 1997               $0.0625                   $0.02
        March 31, 1997              $0.0625                   $0.03125

Holders:

         There were approximately 380 holders of record of the Company's common stock as of July 24, 2000.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         On or about August 8, 1997, the Company issued 200,000 shares (20,000 restated shares) of its capital stock to Alexander H. Walker, Jr. in exchange for legal services. Such legal services were valued at $10,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 3, 1997, the Company authorized a reverse split of the Company's capital stock on a basis of ten (10) shares to one (1).

         On or about January 7, 1998, the Company issued 500,000 shares of its capital stock to Vanity A.V.V. in exchange for promotional services. Such services included general shareholder relations services and the design of the Company's initial web page. Such services were valued at $100,000 and shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 7, 1998, the Company issued 100,000 shares of its capital stock to Roy Meadows in exchange for cash. The Company received $20,000 in this regard and issued such shares at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 7, 1998, the Company issued 50,000 shares of its capital stock to Crystal Recovery Systems Inc. in exchange for cash. The Company received $10,000 in this regard and such shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 7, 1998, the Company issued 100,000 shares of its capital stock to Balanced Resource Corp. in exchange for cash. The Company received $20,000 in this regard and such shares were issued the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 7, 1998, the Company issued 1,399,085 shares of its capital stock to Buzzard Bait Transfer Co. in exchange for debt. Such debt was valued at $279,817 and shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 7, 1998, the Company issued 175,000 shares of its capital stock to JAB Enterprises in exchange for debt. Such debt was valued at $35,000 and shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 26, 1998, the Company issued 75,000 shares of its capital stock to Roy Meadows in exchange for cash. The Company received $15,000 in this regard and such shares were issued at the rate of $.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 26, 1998, the Company issued 575,000 shares of its common stock to Gerald Wilmot in exchange for office management services. Such services were valued at $115,000, and the shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 18, 1998, the Company issued 40,000 shares of its capital stock to Brian D. Bisset in exchange for services. Such services were valued at $8,000 and shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 18, 1998, the Company issued 10,000 shares of its capital stock to Andrew G. Walker in exchange for services. Such services were valued at $2,000 and shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 18, 1998, the Company issued 75,000 shares of its capital stock to Stockbroker Relations, Inc. in exchange for cash. The Company received $15,000 in this regard and such shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 12, 1998, the Company issued 165,500 shares of its capital stock to Paul Chapman in exchange for all of the issued and outstanding stock of American Water Technologies, Inc. The transaction was never consummated and the shares were canceled on the books and records of the Company. A lawsuit has been instituted as set forth in Item 8, Legal Proceedings for the return of the shares.

         On or about April 16, 1998, the Company issued 20,000 shares of its capital stock to Roy Meadows in exchange for cash. The Company received $4,000 in this regard and such shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 16, 1998, the Company issued 155,000 shares of its common stock to Stockbrokers Relations Inc. in exchange for $31,000 in cash. The shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 27, 1998, the Company issued 4,500 shares of its common stock to Michael Lamaintain in exchange for $900 in cash. The shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 29, 1998, the Company issued 50,000 shares of its common stock to Roy Meadows in exchange for $10,000 in cash. The shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 29, 1998, the Company issued 6,000 shares of its common stock to Charles Wenger in exchange for $2,460 in cash. The shares were issued at the rate of $0.41 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 29, 1998, the Company issued 14,634 shares of its common stock to Michael Lamantain in exchange for $5,500 in cash. The shares were issued at the rate of $0.38 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about August 5, 1998, the Company issued 11,029 shares of its common stock to Michael LaMantain in exchange for $7,741 in cash. The shares were issued at the rate of $0.70 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 1, 1998, the Company issued 20,000 shares of its common stock to Michael LaMantain in exchange for $5,000 in cash. The shares were issued at the rate of $0.25 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 31, 1998, the Company issued 1,253,524 shares of its common stock to Buzzard Bait Transfer Co. Such shares were issued in consideration for cash provided for the operations of the Company. Such consideration total $123,172. These shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 1, 1999, the Company issued 227,371 shares of its common stock to Buzzard Bait Transfer Co. in exchange for providing collateral to a lender on behalf of Eagle. Such collateral use was valued at $35,000, and the shares were issued at the rate of $0.15 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 19, 1999, the Company issued a total of 150,000 shares of its common stock to John Bowles in exchange for $10,000 in cash and as a fee for investor relation services. Such cash and services were valued at $15,000, and the shares were issued at the rate of $0.10 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 27, 1999, the Company issued 100,000 shares of its common stock to Thomas Persson in exchange for $20,000 in cash. The shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 27, 1999, the Company issued 25,000 shares of its common stock to John Bowles in exchange for investor relation services. Such services were valued at $2,500, and the shares were issued at the rate of $0.10 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 27, 1999, the Company issued 25,000 shares of its common stock to Richard Nye in exchange for investor relation services. Such services were valued at $2,500, and the shares were issued at the rate of $0.10 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 4, 1999, the Company issued 657,500 shares of its common stock to Gerald A. Wilmot in exchange for officer management services. Such services were valued at $105,200, and the shares were issued at the rate of $0.16 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 4, 1999, the Company issued 1,499,375 shares of its common stock to Buzzard Bait Transfer Co. in exchange for providing two officers for management services. Such services were valued at $239,900, and the shares were issued at the rate of $0.16 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 23, 1999, the Company issued 28,000 shares of its common stock to Laszld Heredy in exchange for technical advice on plasma technology and related uses services. Such services were valued at $28,000, and the shares were issued at the rate of $1.00 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 21, 1999, the Company issued 100,000 shares of its common stock to Michael Ervin in exchange for $10,000 in cash. The shares were issued at the rate of $0.10 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 8, 1999, the Company issued 600,000 shares of its common stock to Carl Dunn in exchange for the purchase of ZAWCAD rights and related technologies held by the company Zawtech International Inc. Such rights were valued at $132,000, and the shares were issued at the rate of $0.22 per share. Such shares were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 8, 1999, the Company issued 400,000 shares of its common stock to Laura Decker in exchange for the purchase of ZAWCAD rights and related technologies held by the company Zawtech International, Inc. Such rights were valued at $88,000 and the shares were issued at the rate of $0.22 per share. Such shares were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 16, 1999, the Company issued 400,000 shares of its common stock to John Bowles in exchange for $20,000 in cash. The shares were issued at the rate of $0.05 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 4, 1999, the Company issued 35,000 shares of its common stock to Mohommad N. Safi in exchange for $5,000 in cash. The shares were issued at the rate of $0.14 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 7, 1999, the Company issued 375,000 shares of its common stock to Innovation Finance Inc. in exchange for services securing other technologies for purchase or merger with Eagle, namely ZAWCAD as the first technology provided. Such services were valued at $75,000, and the shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 7, 1999, the Company issued 375,000 shares of its common stock to Richard Marler in exchange for services in securing other technologies for purchase or merger with Eagle, namely ZAWCAD as the first technology provided. Such services were valued at $75,000, and the shares were issued at the rate of $0.20 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 5, 1999, the Company issued 50,000 shares of its common stock to Dennis Bingham as a bonus for his agreement to perform services for the new management of Zawtech as needed after the transition. Such bonus was valued at $500, and the shares were issued at the rate of $0.01 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 5, 1999, the Company issued 50,000 shares of its common stock to Gary Palmer as a bonus for his agreement to perform services for the management of Zawtech as needed after the transition. Such bonus was valued at $500, and the shares were issued at the rate of $0.01 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 5, 1999, the Company issued 50,000 shares of its common stock to Douglas Stacey as a bonus for his agreement to perform services for the management of Zawtech as needed after the transition. Such bonus was valued at $500, and the shares were issued at the rate of $0.01 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 30, 1999, the Company issued 250,000 shares of its common stock to Rutledge Securities in exchange for financial services rendered to the company. Such services were valued at $60,000, and the shares were issued at the rate of $0.24 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 30, 1999, the Company issued a total of 1,779,167 shares of its common stock to Buzzard Bait Transfer Co. in exchange for management services rendered in connection with the Company's acquisition of its ZAWCAD technology. Such services were valued at $17,791 and the shares were issued at the rate of $0.01 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 19, 2000, the Company issued 4,000 shares of its common stock to Mathew Hill in exchange for $200 in cash. The shares were issued at the rate of $0.05 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 5, 2000, the Company issued 250,000 shares of its common stock to Rutledge Securities in exchange for financial services. Such services were valued at $60,000, and the shares were issued at the rate of $0.24 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 25, 2000, the Company issued 50,000 shares of its common stock to Mohammad N. Safi in exchange for $2,500 in cash. The shares were issued at the rate of $0.05 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about May 25, 2000, the Company issued 10,000 shares of its common stock to Mohammad A. Safi in exchange for $500 in cash. The shares were issued at the rate of $0.05 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 2, 2000, the Company issued 100,000 shares of its common stock to Michelle Sweeten in exchange for $5,000 in cash. The shares were issued at the rate of $0.05 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

--------------------------------------------------------------------------------
ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                  REGISTERED

--------------------------------------------------------------------------------

         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. On June 30, 2000, there were 14,116,147 shares of stock issued and outstanding.

Common Stock

         Each of the holders of record of Common Stock is entitled to one (1) vote per share thereof in the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution. There are no cumulative voting rights with respect to the election of the Company's directors, no pre-emptive rights to subscribe for any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By- laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of capital stock, 10,000,000 shares of which are Convertible Preferred stock. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of the additional shares of capital stock except as described herein. Through June 30, 2000, the Company had issued 14,116,147 shares of capital stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

Options and Warrants

--------------------

         On or about August 15, 1990, the Company entered into a Stock Option Agreement with Buzzard Bait Transfer Co. Under the terms of this option agreement, the Company granted Buzzard Bait the right to purchase a total of 1,000,000 shares of the Company's common stock on or before July 31, 2000. Under the terms of this agreement, Buzzard Bait agreed to pay the Company $0.30 per share for the shares Buzzard Bait chose to purchase. The option agreement with Buzzard Bait is assignable.

         On or about August 15, 1990, the Company entered into a Stock Option Agreement with Buzzard Bait Transfer Co. Under the terms of this option agreement, the Company granted Buzzard Bait the right to purchase a total of 4,000,000 shares of the Company's common stock on or before July 31, 2000. Under the terms of this agreement, Buzzard Bait agreed to pay the Company $0.30 per share for the shares Buzzard Bait chose to purchase. The option agreement with Buzzard Bait is assignable.

         On or about January 1, 1993, the Company entered into a Stock Option Agreement with Aquafore Inc. which was subsequently assigned to Buzzard Bait Transfer Co. on April 15, 1993. Under the terms of this option agreement, the Company granted the Optionee the right to purchase a total of 1,000,000 shares of the Company's common stock on or before December 31, 2003. Under the terms of this agreement, the Optionee agreed to pay the Company $0.30 per share for the shares Optionee chose to purchase. The option agreement with Optionee is assignable.

         On or about May 8, 1993, the Company entered an Agreement for Revision International Advisory Agreement with Venture Americas. Under the terms of this agreement, the Company granted an option to Venture Americas to purchase a total of 4,375,912 shares of the Company's common stock on or before the period of ten
(10) years from the date of the agreement. Under the terms of this agreement, Venture Americas agreed to pay the Company $0.38 per share for the shares Venture Americas chose to purchase. Partial exercising of the option is allowed.

         On or about July 1, 1994, the Company entered into a Stock Option Agreement with Gerald A. Wilmot. Under the terms of this option agreement, the Company granted Gerald A. Wilmot the right to purchase a total of 500,000 shares of the Company's common stock on or before June 39, 2004. Under the terms of this agreement, Mr. Wilmot agreed to pay the Company $0.30 per share for the shares Mr. Wilmot chose to purchase.

         On or about November 1, 1994, the Company entered into a Stock Option Agreement with Paul Emery Associates. Under the terms of this option agreement, the Company granted Paul Emery Associates the right to purchase a total of 500,000 shares of the Company's common stock on the following basis: 250,000 vested over 5 years; 10,000 issued upon signing Employment Agreement; 120,000 shares when stock value achieves $3.00 trade value; and 120,000 when stock value achieves $6.00 trade value. The 250,000 share option expired as of the close of business on October 31, 1999. Under the terms of this agreement, Paul Emery Associates agreed to pay the Company $0.30 per share for the shares Paul Emery Associates chose to purchase. The option agreement with Paul Emery Associates is assignable.

         On or about January 11, 1999, the Company entered into a Stock Option Agreement with John Bowles. Under the terms of this option agreement, the Company granted John Bowles the right to purchase a total of 100,000 shares of the Company's common stock on or before January 10, 2001. Under the terms of this agreement, Mr. Bowles agreed to pay the Company $0.25 per share for the shares Mr. Bowles chose to purchase. The option agreement with Mr. Bowles is assignable.

         On or about January 25, 1999, the Company entered into a Stock Option Agreement with Richard Nye. Under the terms of this option agreement, the Company granted Richard Nye the right to purchase a total of 100,000 shares of the Company's common stock on or before January 24, 2001. Under the terms of this agreement, Mr. Nye agreed to pay the Company $0.25 per share for the shares Mr. Nye chose to purchase. The option agreement with Mr. Nye is assignable.

         On or about May 27, 1999, the Company entered into a Stock Option Agreement with John Bowles. Under the terms of this option agreement, the Company granted John Bowles the right to purchase a total of 100,000 shares of the Company's common stock on or before May 27, 2001. Under the terms of this agreement, Mr. Bowles agreed to pay the Company $0.25 per share for the shares Mr. Bowles chose to purchase. The option agreement with Mr. Bowles is assignable.

         On or about July 14, 1999, the Company entered into a fee agreement with Rutledge Securities Group, LLC. Under the terms of this fee agreement, the Company granted Rutledge Securities Group, LLC an option to purchase 100,000 shares of the Company's common stock at $0.14 per share with a two year expiration period if a goal of $1,000,000 is raised over the next nine (9) months.

         On or about September 1, 1999, the Company entered into a Stock Option Agreement with Alex Willems. Under the terms of this option agreement, the Company granted Alex Willems the right to purchase a total of 100,000 shares of the Company's common stock on or before September 1, 2001. Under the terms of this agreement, Mr. Willems agreed to pay the Company $0.18 per share for the shares Mr. Willems chose to purchase. The option agreement with Mr. Willems is assignable.

         On or about September 9, 1999, the Company entered into a Stock Option Agreement with Richard Pennak. Under the terms of this option agreement, the Company granted Richard Pennak the right to purchase a total of 100,000 shares of the Company's common stock on or before August 31, 2004. Under the terms of this agreement, Mr. Pennak agreed to pay the Company $0.18 per share for the shares Mr. Pennak chose to purchase. The option agreement with Mr. Pennak is assignable.

         On or about September 19, 1999, the Company entered into a Option/Consulting Agreement with The Wall Street Trading Group. Under the terms of this agreement, the Company granted The Wall Street Trading Group an option to purchase 1,000,000 free trading shares of the Company on or before September 20, 2000. Under the terms of this agreement, The Wall Street Trading Group agreed to pay the Company $0.18 per share for the shares The Wall Street Trading Group chose to purchase.

         On or about October 1, 1999, the Company entered into a Stock Option Agreement with Dennis Bingham. Under the terms of this option agreement, the Company granted Dennis Bingham the right to purchase a total of 100,000 shares of the Company's common stock on or before September 30, 2002. Under the terms of this agreement, Mr. Bingham agreed to pay the Company $0.18 per share for the shares Mr. Bingham chose to purchase. The option agreement with Mr. Bingham is assignable.

         On or about October 1, 1999, the Company entered into a Stock Option Agreement with Douglas Stacey. Under the terms of this option agreement, the Company granted Douglas Stacey the right to purchase a total of 100,000 shares of the Company's common stock on or before September 30, 2002. Under the terms of this agreement, Mr. Stacey agreed to pay the Company $0.18 per share for the shares Mr. Stacey chose to purchase. The option agreement with Mr. Stacey is assignable.

         On or about October 1, 1999, the Company entered into an Stock Option Agreement with Gary Palmer. Under the terms of this option agreement, the Company granted Gary Palmer the right to purchase a total of 100,000 shares of the Company's common stock on or before September 30, 2002. Under the terms of this agreement, Mr. Palmer agreed to pay the Company $0.18 per share for the shares Mr. Palmer chose to purchase. The option agreement with Mr. Palmer is assignable.

         On or about December 13, 1999, the Company entered into a Stock Warrant Agreement with Jerry Stringer. Under the terms of this prepaid warrant, the Company granted Jerry Stringer the right to purchase 70,000 shares of the Company's common stock at a purchase price of $0.05 per share with no expiration date.

Convertible Debentures

----------------------

         On or about August 31, 1999, the Company entered into a Convertible Debenture or Non-Interest Bearing Convertible Note with Joel W. Rogde. Under the terms of this Debenture, the Company granted Joel W. Rogde the right to be paid in cash or to convert the $1,000 paid to 10,000 shares of the Company's common stock on or before August 31, 2001. Under the terms of this agreement, the shares would be converted at $0.10 per share.

         On or about August 31, 1999, the Company entered into a Convertible Debenture or Non-Interest Bearing Convertible Note with Becky G. Demar. Under the terms of this Debenture, the Company granted Becky G. Demar the right to be paid in cash or to convert the $1,000 paid to 10,000 shares of the Company's common stock on or before August 31, 2001. Under the terms of this agreement, the shares would be converted at $0.10 per share.

         On or about August 31, 1999, the Company entered into a Convertible Debenture or Non-Interest Bearing Convertible Note with Christopher Bohn. Under the terms of this Debenture, the Company granted Christopher Bohn the right to be paid in cash or to convert the $1,000 paid to 10,000 shares of the Company's common stock on or before August 31, 2001. Under the terms of this agreement, the shares would be converted at $0.10 per share.

         On or about August 31, 1999, the Company entered into a Convertible Debenture or Non-Interest Bearing Convertible Note with Charles O'Malley. Under the terms of this Debenture, the Company granted Charles O'Malley the right to be paid in cash or to convert the $1,000 paid to 10,000 shares of the Company's common stock on or before August 31, 2001. Under the terms of this agreement, the shares would be converted at $0.10 per share.

         On or about September 2, 1999, the Company entered into a Convertible Debenture or Non-Interest Bearing Convertible Note with Zawtech International expiring on August 31, 2001. The Convertible Note is in the amount of $2,300,000 issuable in denominations of $125,000 and integral multiples thereof. The holder of these notes is entitled, at its option, at any time commencing 60 days after the closing date until maturity to convert 100% of the principal amounts of these Notes or any portion of the principal amount which is at least $125,000 into shares of common stock of the company at a conversion price for each share of common stock equal to 80% of the market price of the company's common stock. A controversy between the Company and Zawtech has arisen regarding representations made by Zawtech in connection with the transaction. At this point, the Company is investigating the accuracy of the representations made by Zawtech.

--------------------------------------------------------------------------------
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

--------------------------------------------------------------------------------
ITEM 13.          Financial Statements

--------------------------------------------------------------------------------

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                                    PAGE NO.

TABLE OF CONTENTS

ACCOUNTANT'S REPORT
FINANCIAL STATEMENTS                                  F-1

CONSOLIDATED BALANCE SHEETS                        F-2 - F-3

CONSOLIDATED STATEMENTS OF OPERATIONS                 F-4

CONSOLIDATED STATEMENTS OF CHANGES IN              F-5 - F-6
STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS                 F-7

NOTES TO FINANCIAL STATEMENTS                      F-8 - F-11

                                                    Town & Country Plaza

DALE MCGHIE
CERTIFIED PUBLIC ACCOUNTANT                  1539 Vassar St. Reno, Nevada 89502
                                                      Tel: 702-323-7744
                                                      Fax: 702-323-8288

To the Board of Directors of
Eagle Environmental Technologies, Ltd.
Reno, Nevada

I have compiled the accompanying consolidated balance sheets of Eagle Environmental Technologies, Ltd. and subsidary (a development stage company) as of December 31, 1999, and 1998 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended and from inception to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Environmental Technologies, Ltd. and its subsidiary as of December 31, 1999 and 1998 and the results of its consolidated operations and its cash flows for the years then ended and from inception to December 31, 1998, in conformity with generally accepted accounting principles.

As described in Note 1 and Note 11 to the financial statements, Eagle Environmental Technologies, Ltd., is a development stage company. The Company's primary asset is the rights to Chemstasis Technology,. Recovery of these costs are dependent on development and successful future operations. It is not possible to predict the outcome of future operations or whether the necessary financing may be arranged. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/Dale McGhie

--------------
   Dale McGhie
   Reno, Nevada

   June 25, 2000
                                       F-1

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1999 AND 1998

                                     ASSETS

                                     ------

CURRENT ASSETS

                                                         1999             1998
                                                       -------          -------
Cash                                                 $    --          $     115
Travel Advances                                           --                900
Accounts Receivable - Officers                            --              1,193
Inventory                                                  614             --
                                                       -------          -------
EQUIPMENT

Office Equipment (Note 1)                               60,958           59,386
Less: Accumulated Depreciation                         (36,124)         (27,840)
Vehicles                                                36,297             --
Less: Accumulated Depreciation                          (4,792)            --
                                                       -------          -------
                                                        56,339           31,546
                                                       -------          -------

OTHER ASSETS

Rights to Technology (Note 2)                          256,655          256,655
Note Receivable (Note 4)                                17,683           17,683
Deposit on Sparks Office                                 2,480             --
Deposit to Purchase Escrow Acct                        168,675          168,675
                                                       -------          -------
                                                       445,493          443,013
                                                       -------          -------
TOTAL ASSETS                                         $ 502,446        $ 476,767

$

   The accompanying Notes are an integral part of these financial statements

                      EAGLE ENVIRONMENTAL TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1999 AND 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                     ------------------------------------

                                                   1999             1998
                                               -----------      ----------
CURRENT LIABILITIES
 Negative Bank Balance                               5,438             --
 Accounts Payable                                  103,347      $   185,355
  Accounts Payable - Related Parties                42,050      $    52,849
  Accounts Payable - Credit Card                    67,598           56,514
  Contracts Payable                                135,114             --
  Accrued Expenses                                  60,019             --
    Notes Payable - Related Parties                 55,966          125,500
 Capital Lease, current portion                     14,917            8,687
                                               -----------      ----------
                                                   484,449          428,905
                                               -----------      ----------
LONG-TERM LIABILITIES
 Capital Lease, net of current portion              23,560           22,609
                                               -----------      ----------
    TOTAL LAIBILITES                               508,009          451,514
STOCKHOLDER'S EQUITY
 Common Stock: $0.001 Par Value
    90,000,000 Shares Authorized,
    Issued and outstanding

    11757980 shares at December 31, 1999           117,580           65,102
 Preferred Stock: $0.001 Par Value
    10,000,000 Shares Authorized,
    None Issued
 Additional Paid in Capital                      1,766,122        1,132,140
 Deficit Accumulated During the
    Development Stage                           (1,889,265)      (1,171,989)
                                               -----------      ----------

    TOTAL STOCKHOLDERS' EQUITY                      (5,563)          25,253
    TOTAL LIABILITY AND EQUITY                 $   502,446      $   476,767
                                               ==========      ===========


    The accompanying notes are an integral part of these financial statements


                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATION
                 FOR THE YEARS ENDING DECEMBER 31, 1999 AND 1998
           AND FOR THE PERIOD JUNE 15, 1990 THROUGH DECEMBER 31, 1999

                                                                                 INCEPTION

                                                        1999          1998        Dec-99
                                                    ----------     ----------   ----------
REVENUES                                               4,800           --            4,800
                                                    ----------     ----------   ----------
OPERATING EXPENDITURES
     Auto & Truck Expenses                             3,317          1,288          4,605
     Advertising                                       4,993            307          5,300
     Contract Services                               504,053        254,679      1,142,902
     Dues & Subscriptions                               --              907            907
     Professional Fees                                91,271         32,736        269,425
     Interest Expense                                  2,616          3,588        103,740
     Consulting                                       34,400         40,590         60,990
     Repair and Maintenance                            1,125          1,550          2,675
     Office Expense                                   46,901         33,583        252,989
     Travel & Entertainment                           21,987         19,339        231,251
                                                    ----------     ----------   ----------
       TOTAL EXPENSES FROM
       OPERATIONS                                    705,863        388,567      2,069,984
OTHER INCOME(EXPENSES)
     Interest Income                                     607           --              607
     Depreciation                                    (13,826)        (8,877)       (63,034)
     Loss on Investment                                 --          (14,506)       (14,506)
     Bad Debts Recovery                                 --           17,683       (114,990)
     Bad Debt Recapture
     Gain on Sale of Assets                             --             --          364,355
     Miscellaneous                                     1,462          7,134          8,287
                                                    ----------     ----------   ----------
         TOTAL OTHER INCOME                          (11,757)         1,434        180,719

Net (Loss) Before Income Taxes                      (717,620)      (387,133     (1,889,266)
                                                    ----------     ----------   ----------
Income Tax (Note 1)                                     --             --                _
Net (Loss)                                        $ (717,620) $    (387,133)    (1,889,266)
                                                  ==========  =============     ==========
Loss per share                                    $ (0.060)   $      (0.057)          --
                                                  ==========  =============

     The accompanying notes are an integral part of the financial statements


                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS" EQUITY
          FOR THE YEARS ENDING DECEMBER 31, 1999 AND 1998 AND 1998+B282

                                                              Shares         Common        Paid in     Retained
                                                              Issued          Stock        Capitol     Earnings
                                                             ---------    ---------    ---------      ---------
Balance June 15, 1990                                        3,000,000    $    3,000   $    5,400          --
Adjustment for 10 to 1 reverse
split and .01 par value
(restated 12/23/98)                                         (2,700,000)         --           --            --
                                                             ---------    ---------    ---------      ---------
Balance at June 15, 1990 as restated                           300,000         3,000        5,400          --
Common Stock issued in merger of
    Cholla Precious Metals                                     876,667         8,767        6,233          --
Common stock issued for
technology rights                                              100,000         1,000      255,655          --
Common stock issued for services                               111,289         1,113       14,016          --
Net Loss for the years 1990-1992                                  --            --           --         (96,862)
                                                             ---------    ---------    ---------      ---------
Balance at December 31,1992                                  1,387,956        13,880      281,304       (96,862)
Common stock issued for cash                                     8,000            80       19,920          --
Net Loss for the year ending
December 31, 1993                                                 --            --           --         (73,671)
                                                             ---------    ---------    ---------      ---------
Balance at December 31, 1993                                 1,395,956        13,960      301,224      (170,533)
Expenses Incurred in Stock sales                                  --            --         (4,000)         --
Common Sstock issued for services                               10,000           100         (100)         --
Net Loss for the Year Ending
December 31, 1994                                                 --            --           --         (68,504)
                                                             ---------    ---------    ---------      ---------
Balance at December 31, 1994                                 1,405,956        14,060      297,124      (239,037)
Common stock issued for services                                89,950           899         (899)         --
Contributions to Capitol
by Shareholders                                                   --            --        109,070          --
Net Loss for the Year Ending
December 31, 1995                                                 --            --           --        (126,665)
                                                             ---------    ---------    ---------      ---------
Balance at December 31, 1995                                   149,506        14,959      405,295      (365,702)

     The accompanying notes are an integral part of the financial statements


                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                          (A DEVELOPMENT STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS" EQUITY
                 FOR THE YEARS ENDING DECEMBER 31, 1999 AND 1998

                                   (CONTINUED)

                                                              Shares         Common        Paid in     Retained
                                                              Issued          Stock        Capitol     Earnings
                                                             ---------    ---------       --------     ---------
Common stock issued for cash                                 251,866          2,518         57,061           --
Common Sstock held as security

   returned to treasury                                      (25,000)          (250)          --             --
  Common Sstock issued for services                           33,190            332           (332)          --
  Net Loss for year ended 12/31/96                              --             --             --         (309,811)
                                                           ---------      ---------      ---------     ----------
  Balance at December 31, 1996 1,755,962                      17,559        462,024       (675,513)
  Common Stock issued for services1,145,000                   11,450           --             --             --
  Common Stock issued for cash                               200,500          2,005         38,495           --
  Common stock issued for
     Debt Reduction                                        1,574,085         15,741        284,608           --
  Net loss for year ended 12/31/97                              --             --             --         (109,343)
                                                           ---------      ---------      ---------     ----------
  Balance at December 31, 1997                             4,675,547         46,755        785,127       (784,513)
  Stock issued for cash                                      531,163          5,312        115,149           --
  Stock issued for services                                1,303,524         13,035        231,864
  Net loss year ended 12/31/98                                  --             --             --         (387,133)
                                                           ---------      ---------      ---------     ----------
  Balance at December 31, 1998                             6,510,234    $    65,102    $ 1,132,140    $(1,171,989)
                                                           ---------      ---------      ---------     ----------

  Prior Year Adjustment                                         --             --             --              344
  Stock issued for cash                                      735,000          7,350         47,208           --
  Stock isued for services                                 3,807,246         38,072        440,328           --
  Stock issued for Debt Reduction                            705,500          7,055        146,445           --
  Net Loss year ended 12/31/99                                  --             --             --         (717,620)
                                                           ---------      ---------      ---------     ----------
 Balance at December 31, 1999                            11,757,980        117,579      1,766,121    $(1,889,265)
                                                         ==========        =======      =========    ===========

     The accompanying notes are an integral part of the financial statements

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                    (A DEVELOPMENT STAGIPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                 AND FROM JUNE 15 1990 THROUGH DECEMBER 31, 1999

                                                                            INCEPTION
                                                                               TO

                                                1999          1998           Dec-99
                                            ------------   -----------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                    $  (717,620)   $  (387,133)   $(1,889,266)
Adjustments to reconcile
   net income to net cash provided
   from operations:
       Depreciation and Amortization             13,826          8,877         40,915
       Services rendered for common stock       478,400        244,900        744,079
Changes in Operating Assets and
   Liabilities:

       (Increase) in Receivables                  1,193         (1,193)
        (Increase) in Notes Receivable          (17,683)
        (Increase in Organizational Cost        (12,500)
        (Increase in Deposits)                   (2,480)      (168,675)        (2,480)
       Increase in Accounts Payable and         119,687         87,392        523,877
        accrued expenses
       Accounts Payable Converted to              5,800
       Stock
         Notes Payable                          (68,748)       125,500         46,752
                                            ------------   -----------    ------------
Net Cash Used by Operating Activities          (175,742)      (108,015)      (542,823)
                                            ------------   -----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Equipment                           (37,869)        (7,514)       (97,253)
                                            ------------   -----------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issuance of Common Stock           54,558        120,460        331,538
Proceeds from Borrowing                            --          345,219
Issuance of Common Stock for Debt Relief        153,500        339,873
Payment on Debt                                    --         (382,107)
                                            ------------   -----------    ------------
Net Cash Provided by Financing Activities       208,058        120,460        634,523
                                            ------------   -----------    ------------
Net Increase (Decrease) in Cash                  (5,553)         4,931         (5,553)

Cash at Beginning of Period                         115         (4,816)           115
                                            ------------   -----------    ------------
Cash at End of Period                       $    (5,438)   $       115    $     (5,438)
                                            ============   ===========    ============

   The accompanying notes are an intergral part of these financial statements

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                        (A DEVELOPMENT STAGE CORPORATION)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

Eagle Environmental Technologies, Ltd. (the "Company") was incorporated in the State of Nevada on June 15, 1990, for the purpose of acquiring, developing, testing, and marketing high technological developments for the protection of the environment. In June of 1990, the Company issued 3,000,000 shares of its common stock for $8,400 cash. On July 12, 1991, the Company merged with Cholla Precious Metals, Inc., for 876,667shares (as restated on December 3, 1997) of the Company's common stock.

On March 12, 1992, the Company issued 100,000 shares of common stock to an individual for his current and future rights in the development of tire recycling, Biomass technology and improvements to the Chemstasis technology. The Company is involved with other technologies through the execution of joint venture or value-added resale agreements. See note 3.

On December 31, 1997 the Board voted to issue 165,500 shares as collateral for purchase of another company. The purchase was never consumated and the company has refused to return the stock. Eagle has Put a block on this stock and has started legal proceedings to collect the stock On September 31, 1999 Eagle issued 1,779,167 shares as collateral for the purchase of a company, this purchase was never consumated and the stockholders have refused to return stock. Eagle has placed a block On this stock and started proceedings to collect this stock..

On August 8, 1994, the Company completed all Securities and Exchange Commission requirements to publicly trade its stock. The Company currently trades on the "over the counter" Bulletin Board (Symbol EGVR)

PRINCIPLES OF CONSOLIDATION:

The accompanying consolidated financial statements include the accounts of Eagle
Environmental   Technologies  Ltd.  and  its  majority  owned  subsidiary.   All
significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported accounts and disclosures. Accordingly, actual results could differ from these estimates.

EARNINGS PER SHARE:

The earnings per share calculation is based on the weighted average number of shares outstanding during the period, 8,566,859 in 1999, 5,139,125 in 98, 2,919,585 in 97, and 1,755,962 shares in 1996 and prior . Stock options are not included in the calculation since they are anti-dilutive.

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                        (A DEVELOPMENT STAGE CORPORATION)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

(NOTE 1 CONTINUED)

DIVIDEND POLICY;

The Company has not paid dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other revelent factors.

EQUIPMENT:

Equipment is recorded at cost and depreciation is computed using a 5-year life on a straight-line basis.

INCOME TAX:

Because of losses sustained since inception, no provision for Federal income tax was made.

NATURE OF BUSINESS

The Company researches existing Waste handling and disposal equipment, as well as water purification systems., and develop more sophisticated types of equipment for Waste handling and disposal and Water purification products.

NOTE 2 - RIGHTS TO TECHNOLOGY:

The merger with Cholla Precious Metals, Inc., included total rights to Chemstasis Technology. The technology is to enable the Company to economically and easily destroy undesirable toxic and hazardous waste materials. The issuance of rights ot Zawcad was given to the company by JAB Enterprises A related company.

NOTE 3 - JOINT VENTURES AND AGREEMENTS

The Company entered into a joint venture with Research Institute of the Electrical Industry, the largest research institute in Hungary, to form a U.S. Corporation, Plasma Environmental Technologies, Inc., to sell waste elimination systems throughout the Americas. The systems use Plasma Technology to destroy highly toxic wastes by the application of high temperature. The units using the Plasma Technology systems are manufactured by EPOS, one of the largest specialty manufacturers in Hungary. The Company is currently awaiting the first shipment of the units.

The Company entered into an agreement with Plasma Environmental Technologies, Inc., to market the Plasma Technology. Pursuant to the agreement, the Company implemented a regional licensing program whereby Canada and the United States were divided into 10 regions for marketing purposes. The Company intends to license specific companies to service each region in return for a fee and minority interest.

One licensing agreement have been signed. with Intercommerce Inc., who purchased the rights to market Plasma Technology in a third region. Intercommerce Inc. (a related corporation) will pay the Company $2,000,000, represented by a promissory note to be paid over 10 years (with interest at 12%). Those agreements will be finalized, Eagle Environmental Technologies, Ltd, own 25% of Plasma Enviromemtal, Inc, (see Note). at the time the first plasma units are delivered.
                                       F-9

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                        (A DEVELOPMENT STAGE CORPORATION)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 4 - NOTES RECEIVABLE

The Company has the following note receivable: from Plasma Environmental Technologies, Inc. dated December 1996. The notes are for $17,683 and interest at 10% per annum.. Because of the uncertainty of this note, no interest has been accrued., however Management believes that the principal will be collected.

NOTE 5 - ACCRUED EXPENSES

The company has accrued unpaid wages to Jerry Wilmont in the amount of $50,819 and accrued rent due to JAB in the amount of $9200.

NOTE 6 - NOTES PAYABLE, RELATED PARTIES

                                                               1999       1998
                                                              ------     ------
A non-interest bearing  Note Payable to related parties       56,408     105,000
A non-interest bearing Note Payable to BBTC for services           0      20,000


NOTE 7 - CAPITAL LEASES

Future minimum payments under a non-cancelable lease for a Copier exist at December 31, 1999:

                                                        2000         8687
                                                        2001         8687
                                                        2002         8687
                                                        2003         1327
                                                                   ------

Total minimum payments                                              27388
Amount representing interest                                         3938
                                                                   ------
      Present value of net minimum payments                         23450
         Current portion                                             8687
                                                                   ------
                                                                         $14,763

                                                                   ------
 Future minimum payments under a non- cancelable lease for a Ford Explorer exist as of December 31, 1999.

                                                            2000     6230
                                                            2001     6230
                                                            2002     3116

Total minimum payments                                              15576
Amount representing interest                                          551
                                                                   ------
          Present value of net minimum payments                     15025
                 Current portion                                     6230
                                                                   ------
                                                                         $  8795

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                        (A DEVELOPMENT STAGE CORPORATION)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

 NOTE 8 - EMPLOYMENT CONTRACTS, STOCK OPTIONS:

The Company signed employment agreements with several individuals and corporate entities to act as chairman, corporate treasurer and marketing officer, president, executive and contractor for compensation totaling $1,120,000 per year. A pool of compensation is to be set aside equal to 25% of net cash flow or net pre-tax profits, whichever is lesser, as incentive bonuses to be paid to the above entities. The entities have elected not to be compensated on these contracts until the Company has a positive cash flow from operations, therefore, the Company did not accrue a liability on these contracts during the years 1994 and 1995. The employment agreements also contain stock options in lieu of part of their salaries at a purchase price equal to 70% of the then current market value.

NOTE 9 - RELATED PARTY TRANSACTIONS

The company rents office space from JAB Enterprises, Inc. a related corporation, for $960.00 per month The company entered into an agreement with Jab Enterprises for rights to use the "ZawtcCAD" technology,

The predesseosser has no cost into the Technology there fore no value was entered in the statements.

NOTE 10 - GOING CONCERN

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern. The Company is not currently generating any revenue and substantial capital is necessary to market the Chemstasis Technology. If additional capital is not secured from the public offering of the stock, from its current shareholders, or from the marketing agreements discussed in Note 3, then there is substantial doubt about the company's ability to continue as a going concern.

                            Eagle Consolidated Report

                             Balance Sheet UNAUDITED

                               As of March 31,2000


                                     ASSETS

                                     ------

Current Assets:
    Cash                                                             $    5,570          --
    Notes receivable Lone Eagle                                         380,507          --
    Notes Rec. Zawtech                                                    8,302          --
    Note Receivable, JAB                                                    436          --
    Inventory                                                            (7,687)         --
                                                                     ----------    ----------
    TOTAL Current Assets                                                   --      $  388,127

Fixed Assets:
    Property & Equipment                                                 61,684         --
    Vehicle Accum Deprn                                                  (4,792)         --
                                                                     ----------    ----------
    TOTAL Fixed Assets                                                     --          56,892

Other Assets:
    Other Assets                                                        648,172          --
                                                                     ----------    ----------
    TOTAL Other Assets                                                     --         648,172
                                                                     ----------    ----------
       TOTAL ASSETS                                                        --      $1,093,191
                                                                     ==========    ==========

                                   LIABILITIES

                                   -----------

Current Liabilities:
    Accounts Payable                                                 $  477,700          --
    Salaries and Wages Payable                                           40,754          --
    JAB Enterprises Inc.                                                (1,050)         --
    Lease payable IKON                                                   18,905          --
    Lease Payable Auto/Ford                                              12,952          --
                                                                     ----------    ----------
    TOTAL Current Liabilities                                              --      $  539,260

           Long-Term Liabilities:
               Notes Payable, Papas                                      23,678          --
               Notes Payable, JAB ENT                                    71,569          --
               Notes Payable, Conv. Debenture                             9,000          --
                                                                     ----------    ----------
               TOTAL Long-Term Liabilities                                 --         104,248
                                                                     ----------    ----------

                  TOTAL LIABILITIES                                        --         643,508

                                     CAPITAL

                                     -------

               Common Stock                                             132,955           --
               Additional paid in Capital                             2,152,243           --
               Retained Earnings                                       (782,247)          --
               Year-to-Date Earnings                                 (1,053,268)          --
                                                                     ----------    ----------
               TOTAL CAPITAL                                               --         449,683
                                                                     ----------    ----------

                  TOTAL LIABILITIES & CAPITAL                              --      $1,093,191
                                                                     ==========    ==========

   NOTE: Complete journal detail is not available for the selected period. The figures reported may not be correct. Without supportive journal detail, you should be cautious when interpreting this report.

                            Eagle Consolidated Report

                           Income Statement UNAUDITED

                                                               January 1, 2000
                                                                March 31, 2000
                                                               ---------------

NET REVENUE                                                                 0
                                                                  -----------

Cost of Goods Sold

    Cost of Goods Sold                                                  2,866
                                                                  -----------
TOTAL Cost of Goods Sold                                                2,866
                                                                  -----------
GROSS PROFIT                                                           (2,866)
                                                                  -----------

Expenses

    Payroll Costs

       Officers Salaries                                               13,500
       Employee Benefits                                                1,946
                                                                  -----------
    TOTAL Payroll Costs                                                15,446
                                                                  -----------
    Advertising                                                           798
    Utilities                                                           1,086
    General Expenses                                                  627,925
                                                                  -----------
TOTAL Expenses                                                        645,255
                                                                  -----------
OPERATING PROFIT                                                     (648,121)
                                                                  -----------

Other Income & Expenses

    Other Income & Expenses                                          (405,147)
                                                                  -----------
TOTAL Other Income & Expenses                                        (405,147)
                                                                  -----------
PROFIT BEFORE TAXES                                                (1,053,268)
                                                                  -----------

NET PROFIT                                                        $(1,053,268)
                                                                  ===========


                            Eagle Consolidated Report

                        Statement of Cash Flows UNAUDITED

                                                                      Mar/00                 Dec/99                Inc/(Dec)
                                                                   ------------           ------------           ------------
           CASH FLOWS, OPERATIONS:

              Period Earnings:                                                                                      (925,125)

               Adjustments to Year-to-Date Earnings:
                  US BANK, Reno                                            1,974                22,805                (20,831)
                  Checking, Sparks                                        (3,993)                 (527)                (3,467)
                  Interest Receivable                                          0                   529                   (529)
                  Travel Advances                                              0                  (900)                   900
                  Employee Advances                                            0                (1,193)                 1,193
                  Notes receivable Lone Eagle                           (381,507)             (378,166)                (3,342)
                  Notes Rec. Zawtech                                      (8,302)              (27,802)                19,500
                  Note Receivable, JAB                                      (436)                    0                   (436)
                  Inventory Account #1                                     7,687                  (615)                 8,302
                  Accounts Pay. Related Parties                            4,731                 2,023                  2,709
                  Contract payables                                      226,548                87,615                138,933
                  Trade Payables                                         112,699               146,047                (33,348)
                  CC CapOne Visa BW                                        1,252                 1,734                   (482)
                  CaponeBWvisa200                                             35                   195                   (160)
                  CC CapOne MC BW                                             37                   395                   (358)
                  CC NorWest/Wells Bank                                    3,230                 3,687                   (457)
                  CC Mellon/Citi Bank                                      5,848                 5,932                    (84)
                  CC MNBA                                                  8,758                 9,421                   (663)
                  CC American Express                                     21,177                22,376                 (1,199)
                  CC Household Bank                                        1,161                 1,427                   (266)
                  CC First Bank                                            1,402                 1,888                   (486)
                  CC Chevron                                                 372                   253                    118
                  CC Shell                                                   138                    99                     38
                  CC CapOne Visa JW                                           15                    45                    (31)
                  CC CapOne MCJW                                             (48)                    0                    (48)
                  Household Finance Bank                                  10,834                12,175                 (1,341)
                  Deposits on Equipment                                   69,045                70,000                   (955)
                  Salaries and Wages Payable                              40,754                30,754                 10,000
                  JAB Enterprises Inc.                                   (11,050)              (14,064)                 3,014
                  Lease payable IKON                                      18,905                26,218                 (7,313)
                  Lease Payable Auto/Ford                                 12,952                16,060                 (3,109)
                                                                                                                     ------------
                    NET CASH FLOWS, OPERATIONS                                                                       (819,322)
                                                                                                                     ------------
           CASH FLOWS, FINANCING and INVESTING:

                  Rights To Technology                                  (256,655)             (237,155)               (19,500)
                  Licenses for Zawcad                                   (391,417)             (440,000)                48,583
                  Deposits                                                     0            (1,188,042)             1,188,042
                  Equipment                                              (61,002)              (55,431)                (5,571)
                  Equipment Accum. Deprn.                                 36,874                26,689                 10,185
                  Vehicles                                               (37,342)               (1,747)               (35,595)
                  Vehicle Accum Deprn                                      4,792                     0                  4,792
                  Notes Payable, Papas                                    23,678                11,656                 12,022
                  Notes Payable, JAB ENT                                  71,569                (2,000)                73,569
                  Notes Payable, Conv. Debenture                           9,000                     0                  9,000
                  Common Stock                                           132,955                78,812                 54,143
                  Additional paid in Capital                           2,152,243             2,658,751               (506,508)
                                                                                                                     ------------
                    NET CASH FLOWS, FINANCING and INVESTING                                                           833,163
                                                                                                                     ------------
                  Net Increase (Decrease) in CASH                                                                      13,841
                                                                                                                     ------------
                  CASH and CASH EQUIVALENTS
                    Beginning of the Period                                                                           (10,291)
                                                                                                                     ------------
                  CASH and CASH EQUIVALENTS
                    Current                                                                                             3,550
                                                                                                                     ============
           CASH and CASH EQUIVALENTS:

                  Checking, Other AW                                                                                    3,550
                                                                                                                     ------------
                    TOTAL CASH and CASH EQUIVALENTS                                                                     3,550
                                                                                                                     ============

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                        (A DEVELOPMENT STAGE CORPORATION)
            NOTES TO THE CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
                                 MARCH 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

Eagle Environmental Technologies, Ltd. (the "Company") was incorporated in the State of Nevada on June 15, 1990 for the purpose of acquiring, developing, testing, and marketing high technological developments for the protection of the environment. In June of 1990, the Company issued 3,000,000 shares of its common stock for $8,400 cash. On July 12, 1991 the Company merged with Cholla Precious Metals, Inc., for 876,667 shares of the Company's common stock. (Post consolidation number)

On March 12, 1992, the Company issued 100,000 shares of common stock to an individual for his current and future rights in the development of tire recycling, Biomass technology and improvements to the Chemstasis technology. The Company is involved with other technologies through the execution of joint venture or value-added resale agreements. See note 3.

On December 31, 1997 the Board voted to issue 165,500 shares as collateral for purchase of another company. The purchase was never consummated and the company has refused to return the stock. Eagle has put a block on this stock and has started legal proceedings to collect the stock. On September 30, 1999 Eagle issued 1,779,167 shares as collateral for the purchase of a company. This purchase was never consummated and the stockholders have refused to return stock. Eagle has placed a block on this stock and started proceedings to collect this stock.

On August 8, 1994 the Company completed all Securities and Exchange Commission requirements to publicly trade its stock. The Company currently trades on the "over the counter" Exchange (Symbol EGVR).

 PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Eagle
Environmental   Technologies  Ltd.,  and  its  majority  owned  subsidiary.  All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported accounts and disclosures. Accordingly, actual results could differ from these estimates.

EARNINGS PER SHARE:
The earnings per share calculation is based on the weighted average number of shares outstanding during the period, 13,295,500 end of first quarter 2000, 8,566,859 in 1999, 5,139,125 in '98, 2,919,585 in '97 and 1,755,962 in 1996.
Stock options or convertible debentures or warrants are not included in the calculation since they are anti-dilutive.

DIVIDEND POLICY:

The Company has not paid dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

EQUIPMENT:

Equipment is recorded at cost and depreciation is computed using a 5-year life on a straight-line basis.

INCOME TAX:

Because of losses sustained since inception, no provision for Federal income tax was made.

NATURE OF BUSINESS:

The Company researches existing waste handling and disposal equipment, as well as water purification systems, and develops more sophisticated types of equipment for waste handling and disposal procedures and water purification products.

NOTE 2 - RIGHTS TO TECHNOLOGY:

The merger with Cholla Precious Metals, Inc., included total rights to Chemstasis Technology. The technology is to enable the Company to economically and easily destroy undesirable toxic and hazardous waste materials. As of the first of 2000, the company gained worldwide license rights to ZawCAD technology. ZawCAD is a new technology developed in conjunction with the Department of Energy and Lockheed Martin Corporation for using liquid nitrogen as a drilling, ablating or cutting system to reduce waste streams in coating removal etc. on various surfaces.

NOTE 3 - JOINT VENTURES AND AGREEMENTS:

The Company entered into a joint venture with Research Institute of the Electrical Industry, the largest research institute in Hungary, to form a U.S. Corporation, Plasma Environmental Technologies, Inc., to sell waste elimination systems throughout the Americas. The systems use Plasma Technology to destroy highly toxic wastes by the application of high temperature. The units using the Plasma Technology systems are manufactured by EPOS, (now Hungaroplasma) one of the largest specialty manufacturers in Hungary

The Company entered into an additional agreement with Plasma Environmental Technologies, Inc., to market the Plasma Technology. Pursuant to the agreement, the Company implemented a regional licensing program whereby Canada and the United States were divided into 10 regions for marketing purposes. The Company intends to license specific companies to service each region in return for a fee and minority interest.

Under the licensing agreement, Intercommerce Inc. purchased the rights to market Plasma Technology. Intercommerce Inc. will pay the Company $2,000,000, represented by a promissory note to be paid over 10 years (with interest at 12%). The agreements will be finalized in the future upon delivery of the equipment.

NOTE 4 - NOTES RECEIVABLE

The Company had the following notes receivable 1999:

Notes receivable from Plasma Environmental Technologies, Inc for $17,683 with interest at 10% per annum. Note receivable from Lone Eagle Technology Site Inc for $381,507 with 12% interest due to prior investment in the Texas acquisition efforts. Note receivable from Zawtech International Inc. for $8,302 with interest of 12% for assistance in transferring the ZawCAD technology. Management believes the notes to be collectable.

NOTE 5 - ACCRUED EXPENSES:

The Company has accrued unpaid wages to Jerry Wilmot in the amount of $12,000

NOTE 6 - NOTES PAYABLE, RELATED PARTIES

                                                                  2000     1999

A non interest bearing note payable to related parties,          71,569   56,408
A non-interest bearing Note Payable to BBTC for services:        13,600        0

NOTE 7 - CAPITAL LEASE

Future minimum payments for a copier under a non-cancelable lease exist at March 31, 2000

                                                              2000     6,515
                                                              --------------
                                                              2001     8,687
                                                              --------------
                                                              2002     8,687

                                                              2003     1,327
                                                              --------------

Total minimum lease payments:                        25,216
         Amount representing interest                  3,938
                                                     -------

Present value of net, current portion:               21,278
         Current portion                               6,515
                                                     -------

                                                     14,763

                                                     -------

Future minimum payments for a Ford Explorer under a non-cancelable lease exist at March 31, 2000

                                    2000               4,673
                                    2001               6,230
                                    2002               3,116

Total minimum lease payments:                        14,019
         Amount representing interest                     551
                                                     --------

Present value of net, current portion:               13,468
         Current portion                               4,673
                                                     -------

                                                       8,795

                                                     -------

NOTE 8 - NOTE PAYABLE: EMPLOYMENT CONTRACTS, STOCK OPTIONS:

The Company signed modified employment agreements with several individuals and corporate entities to act as chairman, corporate treasurer and marketing officer, president, executive and contractor for compensation totaling $1,120,000 per year. A pool of compensation is to be set aside equal to 25% of net cash flow or net pre-tax profits, whichever is lesser, as incentive bonuses to be paid to the above entities. The entities have elected not to be compensated on these contracts until the Company has a positive cash flow from operations, therefore, the Company did not accrue a liability on these contracts during the years previously. The employment agreements also contain stock options in lieu of part of their salaries at a purchase price equal to 70% of the then current market value.

NOTE 9 - RELATED PARTY TRANSACTIONS:

The  Company  rents  office  space  from  JAB   Enterprises,   Inc.,  a  related
corporation, for $960 per month.

NOTE 10 GOING CONCERN

The 2000 financial statements of the Company have been prepared assuming that the Company will continue as going concern as of June 2000. The Company is currently generating limited revenue and substantial capital is necessary to market the Chemstasis Technology, Plasma technology, WaterClear Technology and the Zawcad Technology. If additional capital is not secured from the public offering of the stock, from its current shareholders, or from the marketing agreements discussed in Note 3, then there is substantial doubt about the company's ability to continue as a going concern.

The company currently has orders for the ZawCAD equipment from Lockheed Martin Corporation for delivery in fourth quarter 2000. The company has contracted with EDC Engineering in Santa Fe, NM to construct the equipment The company has a pending agreement with Osmonics Inc, the manufacturer of the WaterClear for the company to continue the manufacturing of the equipment to the Eagle specifications. The final agreement is expected in the third quarter of 2000.

                            Eagle Consolidated Report

                             Balance Sheet UNAUDITED
                                  June 30, 2000


                                     ASSETS
                                     ------

Current Assets:
    Cash                                                             $    2,083          --
    Account Receivables                                                  (3,182)         --
    Notes receivable Lone Eagle                                         380,697          --
    Notes Rec. Zawtech                                                    8,302          --
    Note Receivable, JAB                                                    436          --
    Inventory                                                            (7,687)         --
                                                                     ----------    ----------
    TOTAL Current Assets                                                   --      $  380,648

Fixed Assets:
    Property & Equipment                                                 62,840          --
    Vehicle Accum Deprn                                                  (4,792)         --
                                                                     ----------    ----------
    TOTAL Fixed Assets                                                     --          58,048

Other Assets:
    Other Assets                                                        648,172          --
                                                                     ----------    ----------
    TOTAL Other Assets                                                     --         648,172
                                                                     ----------    ----------
       TOTAL ASSETS                                                        --      $1,086,868
                                                                     ==========    ==========

                                   LIABILITIES
                                   -----------

Current Liabilities:
    Accounts Payable                                                 $  493,321          --
    Salaries and Wages Payable                                           45,254          --
    JAB Enterprises Inc.                                                (13,930)         --
    Lease payable IKON                                                   17,416          --
    Lease Payable Auto/Ford                                              11,358          --
                                                                     ----------    ----------
    TOTAL Current Liabilities                                              --      $  553,418

           Long-Term Liabilities:
               Notes Payable, Papas                                      23,678          --
               Notes Payable, JAB ENT                                    70,376          --
               Notes Payable, Conv. Debenture                             9,000          --
                                                                     ----------    ----------
               TOTAL Long-Term Liabilities                                 --         103,054
                                                                     ----------    ----------

                  TOTAL LIABILITIES                                        --         656,473

                                     CAPITAL
                                     -------

               Common Stock                                             132,955           --
               Additional paid in Capital                             2,162,043           --
               Retained Earnings                                       (782,247)          --
               Year-to-Date Earnings                                 (1,082,356)          --
                                                                     ----------    ----------
               TOTAL CAPITAL                                               --         430,395
                                                                     ----------    ----------

                  TOTAL LIABILITIES & CAPITAL                              --      $1,086,868
                                                                     ==========    ==========


                            Eagle Consolidated Report
                           Income Statement UNAUDITED

                                                             1 Month Ended             3 Months Ended
                                                             June 30, 2000              June 30, 2000
                                                             ------------               ------------

           Income

               Sales                                         $    --                    $    5,000          100.0%
                                                             ------------               ------------
           TOTAL Income                                           --                         5,000          100.0%
                                                             ------------               ------------
           NET REVENUE                                            --                         5,000          100.0%
                                                             ------------               ------------
              Cost of Goods Sold

               Cost of Goods Sold                                    156                        156            3.1%
                                                             ------------               ------------
           TOTAL Cost of Goods Sold                                  156                        156            3.1%
                                                             ------------               ------------
           GROSS PROFIT                                             (156)                     4,844           96.9%
                                                             ------------               ------------

           Expenses

               Payroll Costs

                  Officers Salaries                               --                          4,700           94.0%
                  Employee Benefits                                  181                      2,562           51.2%
                                                             ------------               ------------
               TOTAL Payroll Costs                                   181                      7,262          145.2%
                                                             ------------               ------------
               Utilities                                             151                        818           16.4%
               General Expenses                                   19,590                     43,494          869.9%
                                                             ------------               ------------
           TOTAL Expenses                                         19,922                     51,573         1031.5%
                                                             ------------               ------------
           OPERATING PROFIT                                      (20,078)                   (46,729)        -934.6%
                                                             ------------               ------------
           Other Income & Expenses

               Other Income & Expenses                             3,111                     17,641          352.8%
                                                             ------------               ------------
           TOTAL Other Income & Expenses                           3,111                     17,641          352.8%
                                                             ------------               ------------
           PROFIT BEFORE TAXES                                   (16,967)                   (29,088)        -581.8%
                                                             ------------               ------------
           NET PROFIT                                           ($16,967)                  ($29,088)        -581.8%
                                                             ============               ============


                            Eagle Consolidated Report
                        Statement of Cash Flows UNAUDITED

                                                                       Jun/00                 Mar/00                Inc/(Dec)
           CASH FLOWS, OPERATIONS:                                  ------------           ------------             ------------
                  Period Earnings:                                                                                    (29,088)

               Adjustments to Year-to-Date Earnings:
                  US BANK, Reno                                            5,224                 1,974                  3,250
                  Checking, Sparks                                        (3,197)               (3,993)                   796
                  Interest Receivable                                        529                     0                    529
                  Trade Receivables                                          900                     0                    900
                  Travel Advances                                            560                     0                    560
                  Employee Advances                                        1,193                     0                  1,193
                  Notes receivable Lone Eagle                           (380,697)             (381,507)                   810
                  Accounts Pay. Related Parties                            3,120                 4,731                 (1,612)
                  Contract payables                                      231,499               226,548                  4,951
                  Trade Payables                                         179,103               166,820                 12,283
                  Salaries and Wages Payable                              45,254                40,754                  4,500
                  JAB Enterprises Inc.                                   (13,930)              (11,050)                (2,880)
                  Lease payable IKON                                      17,416                18,905                 (1,489)
                  Lease Payable Auto/Ford                                 11,358                12,952                 (1,594)
                                                                                                                     ------------
                    NET CASH FLOWS, OPERATIONS                                                                         (6,891)
                                                                                                                     ------------
           CASH FLOWS, FINANCING and INVESTING:

                  Equipment                                              (61,130)              (61,002)                  (129)
                  Vehicles                                               (38,369)              (37,342)                (1,028)
                  Notes Payable, JAB ENT                                  70,376                71,569                 (1,193)
                  Additional paid in Capital                           2,162,043             2,152,243                  9,800
                                                                                                                     ------------
                    NET CASH FLOWS, FINANCING and INVESTING                                                             7,451
                                                                                                                     ------------
                  Net Increase (Decrease) in CASH                                                                         560
                                                                                                                     ------------
                  CASH and CASH EQUIVALENTS
                    Beginning of the Period                                                                             3,550
                                                                                                                     ------------
                  CASH and CASH EQUIVALENTS
                    Current                                                                                             4,110
                                                                                                                     ============
           CASH and CASH EQUIVALENTS:

                  Checking, Other AW                                                                                    4,110
                                                                                                                     ------------
                    TOTAL CASH and CASH EQUIVALENTS                                                                     4,110
                                                                                                                     ============

                     EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.
                       (A DEVELOPMENT STAGE CORPORATION)
            NOTES TO THE CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
                                 JUNE 30, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION: Eagle Environmental Technologies, Ltd. (the "Company") was incorporated in the State of Nevada on June 15, 1990 for the purpose of acquiring, developing, testing, and marketing high technological developments for the protection of the environment. In June of 1990, the Company issued 3,000,000 shares of its common stock for $8,400 cash. On July 12, 1991 the Company merged with Cholla Precious Metals, Inc., for 876,667 shares of the Company's common stock. (Post consolidation number)

On March 12, 1992, the Company issued 100,000 shares of common stock to an individual for his current and future rights in the development of tire recycling, Biomass technology and improvements to the Chemstasis technology. The Company is involved with other technologies through the execution of joint venture or value-added resale agreements. See note 3.

On December 31, 1997 the Board voted to issue 165,500 shares as collateral for purchase of another company. The purchase was never consummated and the company has refused to return the stock. Eagle has put a block on this stock and has started legal proceedings to collect the stock. On September 30, 1999 Eagle issued 1,779,167 shares as collateral for the purchase of a company. This purchase was never consummated and the stockholders have refused to return stock. Eagle has placed a block on this stock and started proceedings to collect this stock.

On August 8, 1994 the Company completed all Securities and Exchange Commission requirements to publicly trade its stock. The Company currently trades on the "over the counter" Exchange (Symbol EGVR).

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of Eagle Environmental Technologies Ltd., and its majority owned subsidiary. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported accounts and disclosures. Accordingly, actual results could differ from these estimates.

EARNINGS PER SHARE: The earnings per share calculation is based on the weighted average number of shares outstanding during the period, 8,566,859 in 1999, 5,139,125 in '98, 2,919,585 in '97 and 1,755,962 in 1996. Stock options or convertible debentures or warrants are not included in the calculation since they are anti-dilutive.

DIVIDEND POLICY: The Company has not paid dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

EQUIPMENT: Equipment is recorded at cost and depreciation is computed using a 5-year life on a straight-line basis.

INCOME TAX:
Because of losses sustained since inception, no provision for Federal income tax was made.

NATURE OF BUSINESS:
The Company researches existing waste handling and disposal equipment, as well as water purification systems, and develop more sophisticated types of equipment for waste handling and disposal procedures and water purification products.

NOTE 2 - RIGHTS TO TECHNOLOGY:
The merger with Cholla Precious Metals, Inc., included total rights to Chemstasis Technology. The technology is to enable the Company to economically and easily destroy undesirable toxic and hazardous waste materials.

NOTE 3 - JOINT VENTURES AND AGREEMENTS:

The Company entered into a joint venture with Research Institute of the Electrical Industry, the largest research institute in Hungary, to form a U.S. Corporation, Plasma Environmental Technologies, Inc., to sell waste elimination systems throughout the Americas. The systems use Plasma Technology to destroy highly toxic wastes by the application of high temperature. The units using the Plasma Technology systems are manufactured by EPOS, (now Hungaroplasma) one of the largest specialty manufacturers in Hungary

The Company entered into an additional agreement with Plasma Environmental Technologies, Inc., to market the Plasma Technology. Pursuant to the agreement, the Company implemented a regional licensing program whereby Canada and the United States were divided into 10 regions for marketing purposes. The Company intends to license specific companies to service each region in return for a fee and minority interest.

Under the licensing agreement, Intercommerce Inc. purchased the rights to market Plasma Technology. Intercommerce Inc. will pay the Company $2,000,000, represented by a promissory note to be paid over 10 years (with interest at 12%). The agreements will be finalized in the future upon delivery of the equipment.

NOTE 4 - NOTES RECEIVABLE

The Company had the following notes receivable 1999: Notes receivable from Plasma Environmental Technologies, Inc for $17,683 with interest at 10% per annum. Management believes the note to be collectable.

NOTE 5 - ACCRUED EXPENSES:

The Company has accrued unpaid wages to Jerry Wilmot in the amount of $27,000, and accrued rent due to JAB in the amount $1,920.

NOTE 6 - NOTES PAYABLE, RELATED PARTIES
                                                            1999          1998
                                                            ----          ----
A non interest bearing note payable to related parties,    56,408        105,000

A non-interest bearing Note Payable to BBTC for services:       0        20,000

NOTE 7 - CAPITAL LEASE

Future minimum payments for a copier under a non-cancelable lease exist at December 31. 1999


                                                                  2000     8,687
                                                                  2001     8,687
                                                                  2002     8,687
                                                                  2003     1,327
Total minimum lease payments:                                   27,388
         Amount representing interest                            3,938

Present value of net, current portion:                          23,450
         Current portion                                         8,687

                                                                14,763


Future minimum payments for a Ford Explorer under a non-cancelable lease exist at December 31. 1999


                                                                  2000     6,230
                                                                  2001     6,230
                                                                  2002     3,116

Total minimum lease payments:                                   15,576
         Amount representing interest                              551

Present value of net, current portion:                          15,025
         Current portion                                         6,230

                                                                 8,795

NOTE 8 - NOTE PAYABLE: EMPLOYMENT CONTRACTS, STOCK OPTIONS:

The Company signed modified employment agreements with several individuals and corporate entities to act as chairman, corporate treasurer and marketing officer, president, executive and contractor for compensation totaling $1,120,000 per year. A pool of compensation is to be set aside equal to 25% of net cash flow or net pre-tax profits, whichever is lesser, as incentive bonuses to be paid to the above entities. The entities have elected not to be compensated on these contracts until the Company has a positive cash flow from operations, therefore, the Company did not accrue a liability on these contracts during the years previously. The employment agreements also contain stock options in lieu of part of their salaries at a purchase price equal to 70% of the then current market value.

NOTE 9 - RELATED PARTY TRANSACTIONS:

The Company rents office space from JAB Enterprises, Inc., a related corporation, for $960 per month. The company has entered into an agreement to receive worldwide license rights for the ZawCAD technology from Zawtech International Inc. The company paid in stock for the rights at a value of $391,417. The agreement was entered into in 2000 and is currently reflected in the balance sheets.

NOTE 10 GOING CONCERN

The 2000 financial statements of the Company have been prepared assuming that the Company will continue as going concern as of June 2000. The Company is currently generating limited revenue and substantial capital is necessary to market the Chemstasis Technology, Plasma technology, WaterClear Technology and the Zawcad Technology. If additional capital is not secured from the public offering of the stock, from its current shareholders, or from the marketing agreements discussed in Note 3, then there is substantial doubt about the company's ability to continue as a going concern.

The company currently has orders for the ZawCAD equipment from Lockheed Martin Corporation for delivery in fourth quarter 2000. The company has contracted with EDC Engineering in Santa Fe, NM to construct the equipment. All redesignes have been completed and the manufacturing has begun.

The company has a pending agreement with Osmonics Inc, the manufacturer of the WaterClear for the company to continue the manufacturing of the equipment to the Eagle specifics. The final agreement is expected in the third quarter of 2000.

------------------------------------------------------------------------------
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------------------------------

         There  have  been  no  disagreements  with  the  Company's  independent accountants over any item involving the Company's financial statements. The Company's independent accountants are W. Dale McGhie, Certified Public Accountant, Town & Country Plaza, 1539 Vassar Street, Reno, Nevada 89502.

-------------------------------------------------------------------------------
ITEM 15.  Financial Statements and Exhibits

-------------------------------------------------------------------------------

         The following exhibits are filed with this Form 10-SB:

Assigned Number                     Description

---------------                     -----------

(2) Plan of acquisition, reorganization, arrangement, liquidation, or succession: None.

(3)(ii)                     By-laws of the Company: Included

(4) Instruments defining the rights of holders including indentures: None

(9)                         Voting Trust Agreement: None

(10)                        Material Contracts:

(11)                        Statement   regarding   computation   of  per  share
                            earnings:   Computations   can  be  determined  from
                            financial statements.

(16)                        Letter on change in certifying accountant:None

(21)                        Subsidiaries of the registrant:None

(24)                        Power of Attorney:None

(99)                        Additional Exhibits: None

--------------------------------------------------------------------------------
                                   SIGNATURES

--------------------------------------------------------------------------------


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2000.


                         EAGLE ENVIRONMENTAL TECHNOLOGIES, LTD.

                         By: /s/ Brian D. Wilmot

                             -------------------
                                 Brian D. Wilmot

                                 Chief Executive Officer, President